Exhibit 99.1

DJSP Enterprises, Inc. Names Matthew Kayton as Executive Vice President and Chief Strategy Officer

Adds Fortune 500 Experience and Background of Increasing Sales, Profits, and Market Share to DJSP Enterprises

PLANTATION, Fla., March 3 /PRNewswire-FirstCall/ -- DJSP Enterprises, Inc., (Nasdaq: DJSP) one of the largest providers of processing services for the mortgage and real estate industries in the United States, today announced that Matthew S. Kayton has accepted the position of Executive Vice President and Chief Strategy Officer of the Company, starting immediately.

Mr. Kayton currently serves as a member of DJSP's Board of Directors. He has served as a Consultant, Principal and Executive in the mortgage services industry for the past 18 years.  As a Consultant, Mr. Kayton was responsible for building a national title company for a publicly traded company in the default sector, and was instrumental in creating a platform for the acquisition of non-performing mortgage debt and REO assets for a private equity firm. Prior, he spent 10 years as a Principal and a Director for Field Asset Services, Inc., a Texas-based national property preservation and maintenance firm specializing in the maintenance of non-performing real estate assets for national lending institutions and loan servicers.  Field Asset Services was sold to a Canadian public company in 2007. From 2004 to 2007 he was a Principal in, and managed, a partnership with a Fortune 500 Company which created a unique property and casualty insurance company for the settlement services industry. Additionally, he spent from 1992 to 2004 as a Principal and Executive Officer of a group of national title insurance agencies, as well as, other ancillary real estate and mortgage service businesses.  Mr. Kayton graduated from the University of Miami where he received Phi Beta Kappa honors.

David J. Stern, Chairman and CEO of DJSP Enterprises, commented, "Matthew adds nearly 20 years experience in building, growing, and managing successful financial services businesses. I have known Matthew for many years and feel very fortunate that we could entice him to join DJSP.  I am confident that DJSP will benefit from his passion, energy and expertise."

Mr. Kayton added, "David Stern and his team are building an organization that is ideally suited to help financial institutions navigate the ongoing housing crisis and beyond. DJSP is exceedingly well positioned to benefit from both the housing turmoil over the next few years and the return to normalcy whenever that occurs.  I am excited about bringing my expertise to DJSP at this time in its development when it is just beginning to expand both geographically and vertically."

The Company also announced today that Stephen J. Bernstein has joined the Company's Board of Directors.

Mr. Bernstein currently serves as President of Benchmark Group of Florida, where as a principal and for third parties he has acquired, managed, repositioned, leased, developed and sold real property.  Prior to forming Benchmark in 2002, he was Vice President of Cisneros Television Group.  While at Cisneros and prior to that as Director of Corporate Development for Auto Nation, Inc., Mr. Bernstein lead dozens of acquisitions and business development efforts.  From 1996 to 1998, Mr. Bernstein was an Associate and Vice President at Genesis Merchant Group and Latin American Trade Finance, respectively.  In those positions he worked on public offerings, private placements and merger and acquisition transactions for a wide variety of companies.  Before graduate school, Mr. Bernstein worked for PKF Consulting and Ernst and Young in their real estate groups where he advised developers, owners and lenders and later for Bechtel Investments as an asset manager in the real estate division.  Mr. Bernstein received his Bachelors of Science from Cornell University in 1989 and an MBA with high distinction from The  University of Michigan in 1996.

Mr. Bernstein will replace Mr. Kumar Gursahaney on the Board of Directors.  With Mr. Kayton becoming an officer of the Company, Mr. Gursahaney resigned from the Board of Directors in order to maintain the balance between independent directors and management directors on the Board.  Mr. Gursahaney will continue to serve as Executive Vice President, Chief Financial Officer and Treasurer of the Company.

About DJSP Enterprises, Inc.

DJSP is the largest provider of processing services for the mortgage and real estate industries in Florida and one of the largest in the United States. The Company provides a wide range of processing services in connection with mortgages, mortgage defaults, title searches and abstracts, REO (bank-owned) properties, loan modifications, title insurance, loss mitigation, bankruptcy, related litigation and other services. The Company's principal customer is the Law Offices of David J. Stern, P.A., whose clients include all of the top 10 and 17 of the top 20 mortgage servicers in the United States, many of which have been customers for more than 10 years. The Company has approximately 1000 employees and is headquartered in Plantation, Florida, with additional operations in Louisville, Kentucky and San Juan, Puerto Rico. The Company's U.S. operations are supported by a scalable, low-cost back office operation in Manila, the Philippines that provides data entry and document preparation support for the U.S. operation

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about DJSP Enterprises, Inc. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions, changing interpretations of generally accepted accounting principles; outcomes of government or other regulatory reviews, particularly those relating to the regulation of the practice of law; the impact of inquiries, investigations, litigation or other legal proceedings involving the Company or its affiliates, which, because of the nature of the Company's business, have happened in the past to the Company and the Law Offices of David J. Stern, P.A.; the impact and cost of continued compliance with government or state bar regulations or requirements; legislation or other changes in the regulatory environment, particularly those impacting the mortgage default industry; unexpected changes adversely affecting the businesses in which the Company is engaged; fluctuations in customer demand; the Company's ability to manage rapid growth; intensity of competition from other providers in the industry; general economic conditions, including improvements in the economic environment that slows or reverses the growth in the number of mortgage defaults, particularly in the State of Florida; the ability to efficiently expand its operations to other states or to provide services not currently provided by the Company; the impact and cost of complying with applicable SEC rules and regulation, many of which the Company will have to comply with for the first time after the closing of the business combination; geopolitical events and changes, as well as other relevant risks detailed in the Company's filings with the U.S. Securities and Exchange Commission, (the "SEC"), including its report on Form 20-F for the period ended December 31, 2008 and the Form 6-K filed with the SEC on December 29, 2009 containing the proxy statement relating to the Business Combination which was mailed to shareholders of the Company, in particular, those listed under "Risk Factors." The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

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